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June 9, 2005

VIA EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Oakmont Acquisition Corp.
Registration Statement on Form S-1
Filed May 4, 2005
File No. 333-124621

Dear Mr. Reynolds:

On behalf of Oakmont Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 1, 2005, with respect to the above-referenced filing. Courtesy copies of this letter and a clean and marked version of Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), filed with the Commission today, have been sent to the Staff’s examiners via overnight mail. The marked copy of such filing indicates the changes from the version previously filed with the Commission.

For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses.

General

1.	Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

As of this date, the amount of compensation to be allowed or paid to the underwriters has not yet been cleared with the NASD. The underwriters have submitted their filing with the NASD regarding this offering and are in the process of further supplementing their filing. The Company will provide the Staff with a copy of the letter informing that the NASD has no objections prior to the effectiveness of this registration statement.

2.	Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the securities registered for sale.

As of this date, the Company has not yet received clearance from all of the states where it has applied to have the securities registered for sale. The Company will confirm supplementally that it has received all such clearances prior to the effectiveness of this registration statement.

U.S. practice conducted through McDermott Will & Emery LLP

50 Rockefeller Plaza  New York, New York 10020-1605    Telephone: 212.547.5400    Facsimile: 212.547.5444    www.mwe.com

Securities and Exchange Commission

June 9, 2005

3.	We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds.

The disclosure on pages 1, 11 and 23-24 of Amendment No. 1 has been revised in response to this comment.

4.	We note your disclosure concerning the ability of the company to enter into multiple combination transactions while still meeting the 80% of net assets test. Please provide additional disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Additional disclosure in response to this comment has been added on page 23 of Amendment No. 1.

5.	Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors, as well as the representative in this offering. We may have further comment.

Additional disclosure in response to this comment has been added on pages 4 and 5 of Amendment No. 1.

6.	We note the structure of this offering and its similarity to numerous other blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. Supplementally identify for us the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which the principals, officers, directors, affiliates or counsel involved in this offering have been involved; the Securities Act form the identified registrants filed on; if applicable, the date of effectiveness; and the status of the offerings thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist us in this regard, please present the information in a tabular format. We may have further comment.

The Company respectfully advises that to the best of its knowledge none of its principals, officers, directors, affiliates or counsel involved in this offering have been previously involved in the registration of a blank check offering underwritten on a firm commitment basis.

7.

We note your disclosure on the prospectus cover page and elsewhere disclosing the current state of considerations and discussions concerning a business combination involving the company. Please expand such disclosure to address whether or not the

Securities and Exchange Commission

June 9, 2005

company has identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. In addition, if management, the directors, or any affiliate, agent or other representative of any of the company, directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally. Please note that we are not asking simply whether a potential business combination candidate has been “selected,” but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company or an affiliate thereof, or by an unrelated third party, with respect to one or more specific business combination transactions involving the company, or merely general considerations as to the company and a business combination transaction. In providing such disclosure, please make every effort to be complete and thorough in your discussion to ensure that all possible persons or entities, activities and circumstances for which we are seeking disclosure are covered by such disclosure. Please note that the inclusion of incomplete, qualified, or limited disclosure is likely to result in additional comment. Please see Instruction 6 to Item 504 of Regulation S-K.

The disclosure on the prospectus cover page, and pages 1, 9, 19 and 22 of Amendment No. 1 has been revised in response to this comment. The Company supplementally and respectfully advises that neither the initial stockholders nor any affiliates of the Company have engaged in any diligence, discussions, negotiations or other activities directed at locating an appropriate target business or engaging in a business combination. The Company further advises that neither the initial stockholders nor any affiliates of the Company have been approached by an unaffiliated third party with respect to a business combination transaction.

Prospectus Summary

8.	Please delete the reference to “incorporated by reference in this prospectus.” There is no provision for incorporation of disclosure by reference into an S-1 prospectus.

The above reference has been deleted in response to this comment.

9.	Clarify that the “Current Report on Form 8-K . . .” will be filed with the Securities & Exchange Commission and whether it will be distributed to unit holders.

The disclosure on pages 2, 28, 34 and 37 of Amendment No. 1 has been revised in response to this comment.

Risk Factors, page 6

10.	Add a risk factor to disclose that the company intends to reimburse its initial security holders, including its officers and directors, for out-of-pocket expenses incurred by them on behalf of the company, and that there is no limit on the amount of such expenses reimbursed by the company.

Securities and Exchange Commission

June 9, 2005

The Company respectfully advises that the $1,100,000 in funds not held in trust provides a practical limit on out-of-pocket expenditures that may be reimbursed by the Company prior to a business combination. The disclosure on page 14 of Amendment No. 1 has been revised in response to this comment to point out this limitation. In addition, the Company has revised former risk factor 18 to refer to the reimbursement of officers and directors. As a result, the Company believes that a separate risk factor is not necessary.

11.	The risk in the second risk factor is not clear. It appears to duplicate the third, which appears to better state the nature of the risk to an investor in the event an acquisition is not made in the required time-frame.

The second and third risk factors have been combined into a single revised risk factor on page 7 of Amendment No. 1 in response to this comment.

12.	Please delete risk factor five which is generic and applies to all businesses.

The Company believes that this risk factor is unique to a business with its particular structure. One of the factors that the Company believes makes the Company’s structure attractive to investors is that a substantial portion of the Company’s funds prior to a business combination is held in trust. The Company believes that it is important to highlight to investors that third-party claims could reach and reduce the funds held in trust. While all companies are subject to third party suits, the Company wishes to ensure that investors do not mistakenly believe that the funds held in trust are immune to the risk of such claims. Accordingly, the Company has not deleted the former fifth risk factor.

13.	Please identify the members of management that you expect to remain associated with, the company following a business combination as stated in risk factor nine. In addition, please clarify what is meant by “associated.”

The disclosure on page 9 of Amendment No. 1 has been revised in response to this comment.

14.	Affirmatively state in risk factor 11 whether any of your officers, directors, or affiliates of the same have ever been associated with blank check companies. In addition, reconcile risk factor 11 with risk factor 13, which indicates that members of management have been affiliated with blank check companies.

The disclosure on page 10 of Amendment No. 1 has been revised in response to this comment.

15.	The 17th and 18th risk factors do not appear to represent material risks and/or duplicate others; the 19th is not clear. We suggest they be deleted.

The former 17th and 18th risk factors on pages 11 and 12 of Amendment No. 1 have been revised in response to this comment but have not been deleted for the following reasons.

With respect to the former 17th risk factor, the Company believes that it is important to highlight to investors the unique disadvantages that the Company has in competing for investments vis-à-vis

Securities and Exchange Commission

June 9, 2005

companies without its structure. Accordingly, this portion of the risk factor remains in Amendment No. 1.

Regarding the former 18th risk factor, the Company believes that it is important to point out that because the Company will not generate cash from operations prior to a business combination, the funds not held in trust may not be sufficient for the Company’s purposes for a variety of reasons, including reasons particular to the Company’s structure, and that the Company may not be able to raise additional funds.

The former 19th risk factor has been deleted in response to this comment.

16.	The risk in the 27th is not clear.

The former 27th risk factor has been deleted upon further consideration by the Company and in response to this comment.

17.	Please add a separate risk factor to address the number of “blank check firm commitment” offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow.

The disclosure on page 14 of Amendment No. 1 has been revised in response to this comment.

Use of Proceeds, page 15

18.	Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in this section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, investors could lose their entire investment from the outset since the company would no longer have funds with which to conduct its search.

The Company respectfully advises that although there is no prohibition on using the funds not held in trust to “lockup” a potential target business or make a down payment, the Company does not believe that such funds would be sufficient for those purposes. Accordingly, the Company believes that if a down payment or lockup provision were not negotiated out of any potential acquisition, the Company would need to obtain additional financing to fund such a provision. In response to this comment and comment No. 15, the Company has revised the disclosure on page 12 of Amendment No. 1.

Securities and Exchange Commission

June 9, 2005

19.	Please note the type-size of footnotes under this caption, and elsewhere in the prospectus, must be the same legibility as the body of the document; see Rule 420(a) of Regulation C.

The footnotes throughout the prospectus have been revised in response to this comment.

Proposed Business, page 21

20.	“Industrial manufacturing” and “distribution companies” represent two distinct industries. Please discuss them separately and in the order of their priority to your acquisition strategy.

The disclosure on the prospectus cover page and pages 1, 8 and 21 of Amendment No. 1 has been revised in response to this comment to clarify that the Company intends to seek out manufacturing and distribution companies within the industrial sector. Management of the Company has advised us that there is no priority between manufacturing and distribution companies.

21.	Elaborate here, in the Summary and elsewhere, as appropriate, on your discussion of the desired attributes as to acquisition candidates to specifically discuss the attributes and criteria to be focused upon by the company as well as the rationale and logic behind the attributes and criteria selected (e.g., desired and/or required ranges of annual revenues, EBITDA, net income, etc.).

The Company has not set any hard-and-fast criteria in terms of desired revenue, EBITDA, net income, etc. Rather, as described on pages 22 and 23 of Amendment No. 1, the Company has a flexible acquisition strategy, and expects to take a variety of considerations into account in evaluating prospective acquisition candidates. Accordingly, the Company believes that any additional elaboration may be misleading.

22.	In the paragraph under the heading “We have not identified a target business,” and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify for each identified segment, the number of segment participants that qualify as potential combination candidates given the company’s established criteria, and identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.

The disclosure on pages 22 and 23 of Amendment No. 1 has been revised in response to this comment to provide information obtained from Standard & Poor’s on the scope of the target market. The Company respectfully advises that other than this general information, the Company has no further information at this time regarding any particular acquisition candidates, and any attempt to provide additional information may be misleading. The Company refers the Staff to its response to comment No. 7 for further information concerning the absence of any activity on the part of the Company in searching for a target business.

Securities and Exchange Commission

June 9, 2005

23.	In the paragraph under the heading “Sources of a target businesses,” we note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders or officers or directors of the company. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders and officers and directors will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.

The disclosure on page 22 of Amendment No. 1 has been revised in response to this comment.

24.	Under the heading “Selection of a target business and structuring a business combination,” please address any known or contemplated tax consequences to the company or investors in this offering should you consummate a business combination.

As disclosed in various places in the prospectus, the Company expects to acquire an operating business through a merger, capital stock exchange, asset acquisition or other similar business combination. Although the particular structure of a potential business combination is not ascertainable at this time, the Company does not believe that there are any known or contemplated material tax consequences to the Company or investors resulting from the consummation of a business combination.

Management. page 29

25.	Please include KrisLee & Associates under Mr. Skadalaris’s business description and disclose the business of this entity.

The Company has been advised by Mr. Skandalaris that KrisLee & Associates, LLC is a family investment vehicle. The Company has revised its disclosure on pages 34 and 35 of Amendment No. 1 to make this clear. As a result, the Company respectfully believes that this information concerning KrisLee & Associates should not be placed in Mr. Skandalaris’ biography as it does not contain information relevant to his business experience.

Underwriting, page 40

26.	Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Securities and Exchange Commission

June 9, 2005

The representative of the underwriters has informed the Company that neither it nor any members of the underwriting syndicate intend to engage in any electronic offer, sale or distribution of the shares.

27.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

The representative of the underwriters has informed the Company that neither it nor any members of the underwriting syndicate have any arrangements with a third party to host or access the preliminary prospectus on the Internet.

28.	If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

The Company respectfully advises that it does not intend to engage in a directed share program. Additionally, the representative of the underwriters has informed the Company that neither it nor any members of the underwriting syndicate intend to engage in a directed share program.

29.	Section 6.2 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. It is therefore, in our judgment, not a firm commitment arrangement. Please revise the agreement or the prospectus.

Section 6.2 provides the underwriters and the Company with the right to terminate the agreement if any member or members of the underwriting syndicate default(s) in its or their obligation to purchase an amount of Firm Units exceeding 10% of the number of Firm Units being offered in the Offering, and the Company and/or the managing underwriter is not able to promptly locate a willing replacement underwriter. This default provision does not implicate the “firm commitment” of the underwriting syndicate to purchase the Units that are offered in the Offering. If the agreement is not terminated, the underwriters will be obligated to purchase all of the Firm Units. If the agreement is terminated, the underwriters will not purchase any Units. In no case do the

Securities and Exchange Commission

June 9, 2005

underwriters have the right under this provision to proceed with the offering and purchase less than all of the Firm Units. As a result, the Company respectfully believes that the above-referenced Section 6.2 does not vitiate the firm commitment arrangement disclosed in the prospectus.

The Company has been advised by the representative of the underwriters that the provision in Section 6.2 is standard in the representative’s firm commitment underwriting agreements. In addition, the Company believes that this provision is standard in the underwriting agreements of other national and regional underwriters. Therefore, the Company does not believe that the presence of Section 6.2 in the underwriting agreement requires any changes to the disclosure in the prospectus.

Financial Statements

Note 2. Proposed Public Offering, F-8

30.	Please expand. your disclosure to include a discussion of the purchase option granted to Morgan Joseph & Co., the representative of the underwriters. Please include a description of the purchase option and the consideration received as disclosed on page 41.

The disclosure on page F-8 of Amendment No. 1 has been revised in response to this comment.

Note 4. Commitment, F-8

31.	Please disclose in a note to the financial statements the following commitments which are disclosed in other areas of your prospectus:

•	The commitment to pay fees of 7% of the gross offering proceeds to Morgan Joseph & Co. at the closing of the offering as disclosed on page 15;

•	The commitment by the chief executive officer and president that they or their affiliates will purchase within the first forty days after the warrants have traded separately up to 1,600,000 warrants as disclosed on page 33.

The disclosure on page F-9 of Amendment No. 1 has been revised in response to this comment.

Part II

Exhibits

32.	We note that the opinion and consent of counsel remain to be filed by amendment.

The opinion and consent of counsel has been filed with Amendment No. 1.

Closing Statements

Securities and Exchange Commission

June 9, 2005

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prior to requesting acceleration of the effective date of the Registration Statement, the Company will provide the requested letter. A form of the letter is attached hereto as Appendix A.

* * * * *

Thank you for your assistance in this matter. Please feel free to call me at 212-547-5336 if you have any questions about this letter.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

Cc:	William Bennett
Angela Halac
Michael C. Azar
Robert J. Skandalaris
Michael Powell
Douglas Haas, Esq.
Patricia A. Baldowski

Appendix A

June         , 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Oakmont Acquisition Corp.
Registration Statement on Form S-1
File No. 333-124621

“Tandy” Letter

Ladies and Gentlemen:

Oakmont Acquisition Corp. (the “Company”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours, OAKMONT ACQUISITION CORP.

Michael C. Azar President